SIMPSON THACHER & BARTLETT LLP

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November 1, 2010

Mr. H. Roger Schwall

Ms. Alexandra M. Ledbetter

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          SinoTech Energy Limited

Amendment No. 3 to Registration Statement on Form F-1

Dear Mr. Schwall and Ms. Ledbetter:

On behalf of our client, SinoTech Energy Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have provided to you via electronic mail a copy in .PDF format of (i) Amendment No. 3 to the Company’s registration statement on Form F-1 (the “Registration Statement”), which was filed on November 1, 2010 on EDGAR with the Securities and Exchange Commission (the “Commission”) and (ii) the exhibits to Amendment No. 3 to the Registration Statement, which were filed with the Commission on November 1, 2010.

Set forth below are the Company’s responses to certain verbal comments provided to the Company by the staff of the Commission (the “Staff”) on Friday, October 29, 2010.

1.                                      Tell us whether the selling shareholders are offering shares solely through the underwriters. Will underwriters purchase selling shareholders’ shares only if the underwriters exercise their over-allotment option in full?

The Company advises the Staff that the selling shareholders are offering shares solely through the underwriters. As disclosed on the cover page of the Registration

Leiming Chen    Philip M.J. Culhane    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn     Kathryn King Sudol

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Statement, the selling shareholders are offering an aggregate of 3,947,368 ADSs in the base offering and may offer up to an additional 2,072,368 ADSs if the underwriters exercise their over-allotment option in full.

2.                                      Please provide in your new filing clarification whether the diagram at page 5 assumes that the selling shareholders do not sell any shares. Show footnotes reflecting the shareholding after the underwriters’ exercise of the greenshoe.

The Company has revised the disclosure on page 5 of the Registration Statement in response to the Staff’s comment.

3.                                      We note your disclosure regarding your Market Development Cooperation Agreement with Tianjin Botenear in the Republic of Kazakhstan. With respect to your strategy on page 104 relating to expanding your geographic footprint, please discuss any plans to develop your business in markets outside China.

The Company has revised the disclosure on page 104 of the Registration Statement in response to the Staff’s comment.

4.                                      Intellectual property disclosure on page 116. Please clarify the relationship between Power Hydraulics and Jet Drill and clarify whether they are affiliated.

The Company has revised the disclosure on page 116 of the Registration Statement to clarify that Power Hydraulics and Jet Drill are affiliates.

5.                                      Intellectual property disclosure on page 116. Please clarify whether the October 10, 2010 amended and restated technology license agreement relates to all of the patents mentioned on page 116.

The Company has revised the disclosure on page 116 of the Registration Statement to clarify that the amended and restated technology license agreement relates to all four of the patents.

6.                                      Please briefly describe in your filing all material contract terms, in particular those relating to ownership of intellectual property and allocation of liabilities. Specifically, please disclose the provisions relating to allocation of liabilities under sections 4.4 and 9.1 of the customer contract filed as Exhibit 10.8, or tell us why such provisions are not material.

The Company advises the Staff that it has described all material contract terms relating to ownership of intellectual property, which are disclosed on pages 116 and 117 of the Registration Statement. The Company has revised the disclosure on pages 108, 109, 113 and 114 of the Registration Statement in response to the Staff’s comments regarding contractual allocation of liabilities.

7.                                      We note your disclosure on page 117 relating to Huabei Oilfield. You state that the new technological developments realized by a party during the course of the agreement belong to such party. Yet, we also note that Section 8.1 of the Huabei Oilfield agreement provides that PetroChina Huabei gets the new technological outcomes as a result of utilizing your service. Please clarify, as between you and PetroChina Huabei, who possesses new technological outcomes as a result of that.

The Company advises the Staff that the reference to Huabei Oilfield on page 117 of the Registration Statement should have been to Liaohe Oilfield. Similarly, the reference to Liaohe Oilfield and PetroChina Liaohe in the next sentence on page 117 should have referred to Huabei Oilfield and PetroChina Huabei. The Company has revised the disclosure on page 117 of the Registration Statement to correct the name of the oilfield and party.

8.                                      Under your agreement with Liaohe Oilfield, new technological developments belong to Liaohe although you have a royalty-free license to use these new technological developments. Please point us to that provision.

Please see the Company’s response to the Staff’s verbal comment number 7. The Company has revised the disclosure on page 117 of the Registration Statement to correct the name of the oilfield and party. The provision relating to a royalty-free license is contained in Section 8.2.1 of the Company’s agreement with PetroChina Huabei.

9.                                      We refer to page 132 regarding the Compensation of Directors and Executive Officers. You have provided the aggregate cash compensation of directors and officers as a group for the fiscal year ended September 30, 2009 and June 30, 2010. Item 6B requires disclosure for the last full fiscal year. Please provide this information for the fiscal year ended September 30, 2010.

The Company has revised the disclosure on page 132 of the Registration Statement in response to the Staff’s comment.

10.                               Under the disclosure regarding the 2010 Equity Incentive Plan on page 133, an executive officer and a director will be granted options to purchase your ordinary shares.  Please identify these individuals in your disclosure.

The Company has revised the disclosure on page 133 of the Registration Statement in response to the Staff’s comment.

11.                               Principal and Selling Shareholders table on page 135. Please clarify the disclosure in the table to reflect the percentages in the base and if the greenshoe is exercised.

The Company has revised the disclosure on pages 134,135, 136 and 137 of the Registration Statement in response to the Staff’s comment.

12.                               Please remove the asterisks for Premium Sino Finance and Sequoia Capital China Funds as they will not be selling shareholders.

The Company has revised the disclosure on page 134 and 135 of the Registration Statement in response to the Staff’s comment.

13.                               In the third paragraph of page 137 under the section “Related Party Transaction,” please identify the “ultimate shareholder of International Petroleum”.

The Company has revised the disclosure on page 138 of the Registration Statement in response to the Staff’s comment.

14.                               At the bottom of page 152, you state that you agree to give the Depositary notice of a meeting at least 45 days in advance of the meeting date. Should this be “30” days instead, per the Deposit Agreement terms?

The Company has revised the disclosure on page 153 of the Registration Statement in response to the Staff’s comment.

15.                               On page 164 regarding Taxation of Dividends, please expand the disclosure of the U.S. Treasury’s concerns to make clear the types of actions and transactions that raise concerns.

The Company has revised the disclosure on page 165 of the Registration Statement in response to the Staff’s comment.

16.                               For the Exhibit Index, please ensure that the Exhibits are properly described.

The Company has revised the exhibit index on pages II-5 to II-8 of the Registration Statement to correct the exhibit number references and the names of several exhibits previously filed with the Commission. Also, the Company has re-filed as Exhibit 10.19 to the Registration Statement its Exclusive Sales Agreement with Power Hydraulics, which was previously filed with the Commission on October 12, 2010 as Exhibit 10.19. On October 19, 2010, the Company’s financial printer inadvertently filed the Company’s agreement with Tianjin Botenear (appearing as Exhibit 10.50) in place of the Exclusive Sales Agreement.

17.                               Please ensure you file all material agreements. Please explain why the September and October 2010 letters of intent with PetroChina Coalbed Methane Co., Ltd. and Zhejiang Oilfield were not filed.

The Company notes that the September and October 2010 letters of intent with PetroChina Coalbed Methane Co., Ltd. and Zhejiang Oilfield are non-binding and therefore are not required to be filed with the Commission. The Company has also revised the disclosure on page 109 of the Registration Statement to clarify that the letters of intent are non-binding.

18.                               Please explain why you only filed a “form of” employment agreement rather than the actual agreements for Exhibit 10.2?

The Company advises the Staff that each of the executive officers and directors of the Company, other than Mr. Boxun Zhang and Ms. Jing Liu, whose agreements with the Company are filed as Exhibits 10.55 and 10.56, respectively, and Mr. Yao Heqing, whose has not entered into a director agreement with the Company, have entered into a standardized agreement with the Company, the terms of which are substantially identical from agreement to agreement. The Company has filed as Exhibits 10.59 to 10.64 to the Registration Statement each of these standardized agreements in response to the Staff’s comment. The Company has also filed as Exhibits 10.65 to 10.71 to the Registration Statement the related confidentiality and non-compete agreements entered into by the Company’s executive officers.

19.                               Please file the 2010 Equity Incentive Plan.

The Company has filed the Company’s 2010 Equity Incentive Plan as Exhibit 10.58 to the Registration Statement in response to the Staff’s comment.

20.                               In your Exhibit Index, you indicate you only file a “form of” each of the opinions in Exhibits 5.1, 8.1, 8.2 and 8.3. Please file the actual signed opinions with conformed signatures.

The Company has removed the reference to a “form of” opinion for Exhibits 5.1, 8.1, 8.2 and 8.3 to the Registration Statement and advises the Staff that signed opinions with conformed signatures have been filed with the Commission.

21.                               For Exhibit 5.1 (Maples opinion), please revise it to include a selling shareholder component.

The Company has filed a revised opinion of Cayman Islands counsel to the Company as Exhibit 5.1 to the Registration Statement in response to the Staff’s comment.

22.                               In the opinion filed as Exhibit 8.1, counsel assumes the accuracy of the factual matters described in the Registration Statement. Please file a revised opinion that states, if true, that counsel is not assuming the material U.S. federal income tax consequences on which it is opining. Counsel should also confirm, if true, that it consents to the prospectus discussion of its opinion.

The Company has filed a revised opinion of United States counsel to the Company as Exhibit 8.1 to the Registration Statement in response to the Staff’s comment.

In addition to the Company’s responses to the Staff’s verbal comments set forth above, the Company has also made the following revisions to the Registration Statement:

A.                                    The company has been approved for listing on the Nasdaq Global Select Market and references to the Nasdaq Global Market have been revised accordingly.

B.                                    Sequoia Capital China Funds have given notice to fully exercise all of their warrants and appropriate and conforming changes have been made to the disclosure on pages 4, 5, 39, 41, 43, 45, 46, 66 and 134 of the Registration Statement to indicate that all warrant holders have given notice to fully exercise all of their warrants.

C.                                    The Company has decided not to offer shares through a directed share program and references to the directed share program have been removed from the Registration Statement.

D.                                    The Company has re-filed the following exhibits to include properly conformed signatures to these agreements. These exhibits are Exhibits 10.6, 10.8, 10.10, 10.22, 10.24, 10.25, 10.26, 10.29, 10.44, 10.45, 10.49, 10.50, 10.51, 10.52, 10.53 and 10.54.

*                         *                         *

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +(852) 2514-7630 (work) or +(852) 9032-1314 (mobile) or Stuart Orsak at +(852) 2514-7690 (work) or +(852) 9867-5821 (mobile).

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:                                Mr. Guoqiang Xin, Chief Executive Officer

Mr. Boxun Zhang, Chief Financial Officer

SinoTech Energy Limited

Stuart Orsak

Simpson Thacher & Bartlett LLP

Huanting Timothy Li

Sidley Austin LLP

Norman Tsui

Kelvin Kwong

Grant Thornton